November 1, 2024

Dan O'Keefe
Chief Financial Officer and Corporate Secretary
Educational Development Corporation
5402 South 122nd East Avenue
Tulsa, OK 74146

       Re: Educational Development Corporation
           Form 10-K for Fiscal Year Ended February 29, 2024
           File No. 000-04957
Dear Dan O'Keefe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services